                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 MARK E. SCHWARZ
                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         200 Crescent Court, Suite 1400
                               Dallas, Texas 75201
                                 (214) 661-7474
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 23, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,223,713 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,223,713 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,223,713 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)   Consists  of (a)  2,658,613  shares  into  which  an 8%  convertible subordinated  note due January 31, 2017 held by Newcastle  Partners,
            L.P. are  convertible  within 60 days from the date hereof,  and (b)
            565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Group, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,223,713 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,223,713 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,223,713 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)   Consists  of (a)  2,658,613  shares  into  which  an 8%  convertible subordinated  note due January 31, 2017 held by Newcastle  Partners,
            L.P. are  convertible  within 60 days from the date hereof,  and (b)
            565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,223,713 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,223,713 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,223,713 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)   Consists  of (a)  2,658,613  shares  into  which  an 8%  convertible subordinated  note due January 31, 2017 held by Newcastle  Partners,
            L.P. are  convertible  within 60 days from the date hereof,  and (b)
            565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,263,713 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,263,713 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,263,713 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)   Consists  of (a)  2,658,613  shares  into  which  an 8%  convertible subordinated  note due January 31, 2017 held by Newcastle  Partners,
            L.P.  are  convertible  within  60 days  from the date  hereof,  (b)
            565,100  shares owned  directly by  Newcastle  Partners,  L.P.,  (c)
            10,000 shares owned by Mr. Schwarz and (d) 30,000 shares  underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 6 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Clinton J. Coleman
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 7 of 11 Pages
----------------------                                    ----------------------

                                  SCHEDULE 13D

      The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  4 amends  the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended in its entirety to read as follows:

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS

      As of June 1, 2007, NP had invested (a) $1,111,465 (inclusive of brokerage commissions) in shares of Common Stock, and (2) an additional $10,000,000 in the
Convertible  Note  (as  defined  and  described  in  Item 6  hereof),  which  is convertible  into shares of Common Stock.  The source of the foregoing funds was the  working  capital of NP.  Neither  NCG nor NCM  directly  owns any shares of
Common Stock.

      As of June 1, 2007,  Mark E.  Schwarz  had  invested  $20,000 in shares of
Common Stock (10,000 shares acquired  pursuant to the exercise of stock options)
and directly owns options  exercisable  within 60 days from the date hereof into
30,000  shares  of  Common   Stock,   which  options  were  granted  to  him  as
consideration for his service as a director of the Issuer.

      Clinton  J.  Coleman  does not  currently  beneficially  own any shares of
Common Stock.

      Items 5(a) (b) and (c) are hereby  amended  in their  entirety  to read as follows:

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a). As of June 1, 2007, NP beneficially  owned 3,223,713  shares of
Common Stock  (consisting of (i) 565,100 shares of Common Stock held directly by
NP, and (ii) 2,658,613  shares issuable to NP upon conversion of the Convertible
Note within 60 days from the date  hereof),  representing  28.6% of the Issuer's outstanding  shares of Common Stock. The percentage  ownership was calculated by dividing (i) the 3,223,713  shares of Common Stock  beneficially  owned by NP by
(ii) the sum of (A) 8,618,224  shares of Common Stock  outstanding as of May 10,
2007 as  disclosed by the Issuer in its Form 10-Q for the period ended March 31,
2007 and (B) 2,658,613  shares issuable to NP upon conversion of the Convertible
Note within 60 days from the date hereof.

      Pursuant to the rules and regulations of the American Stock Exchange,  the
Issuer was expected to be required to obtain the approval from its  shareholders before it could issue upon  conversion  of the  Convertible  Note such number of shares  of Common  Stock  equal to more than  19.9% of the  outstanding  shares.
Applicable  shareholder  approval was sought and obtained at the Issuer's annual meeting of shareholders on May 23, 2007 and,  accordingly,  the Convertible Note is presently convertible into a total of 2,658,613 shares (such number of shares representing  the sum of (i) 2,624,672 shares issuable in respect of the initial
$10,000,000  principal amount under the Convertible Note at the Conversion Price
(as  defined in Item 6 hereof)  plus (ii) 33,941  shares  issuable in respect of interest accretion on the Convertible payable March 31, 2007 at the Conversion

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 8 of 11 Pages
----------------------                                    ----------------------

Price.  Since the Convertible Note continues to accrete 8% interest as principal as of each interest  quarterly payment date, the number of shares into which the
Convertible  Note is convertible  will  increase,  and  accordingly,  the shares beneficially  owned by NP in respect of the Convertible  Note will increase over time.

      As of June 1, 2007,  each of NCM (as the general  partner of NP),  NCG (as the general  partner of NCM),  and Mark E. Schwarz (as managing  member of NCG), may each be deemed to beneficially  own the shares of Common Stock  beneficially owned by NP. In addition,  Mr. Schwarz directly owns (1) 10,000 shares of Common
Stock and (2)  options  to  purchase  30,000  shares of  Common  Stock  that are exercisable within 60 days from the date hereof, which, together with the shares of Common Stock  beneficially held by NP, represent  approximately  28.8% of the
Issuer's outstanding shares of Common Stock.

      Currently,  Clinton J.  Coleman  does not  beneficially  own any shares of
Common Stock.

      Item 5(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and  dispose of the  shares of Common  Stock  owned by NP reported in this Statement.

      The filing of this  Statement  shall not be construed as an admission that either Mr.  Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g)
of the Act, the beneficial  owner of any of the 3,223,713 shares of Common Stock owned by NP.  Pursuant to Rule 13d-4 of the Act,  Mr.  Schwarz  and Mr.  Coleman
disclaim all such beneficial ownership,  except to the extent of their pecuniary interests therein.

      The first paragraph of Item 6 is hereby amended to read as follows:

      ITEM 6.     CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

      On January 31, 2007, NP purchased a convertible  subordinated  pay-in-kind promissory  note (as amended and  restated on March 12, 2007,  the  "Convertible
Note") in the  principal  amount  of  $10,000,000  from the  Issuer in a private placement  pursuant to a purchase  agreement  dated January 31, 2007 between the
Issuer and NP (the "Purchase  Agreement").  The  outstanding  principal  balance and/or accrued but unpaid interest on the Convertible Note is convertible at any time by NP into shares of Common  Stock at a conversion  price (the  "Conversion
Price") of $3.81 per share, subject to adjustment.  The Convertible Note accrues interest at 8% per annum, subject to adjustment in certain circumstances,  which interest  accretes as principal  on the  Convertible  Note as of each  quarterly interest  payment date beginning March 31, 2007. The Convertible Note matures on
January 31, 2017. The Issuer has the right to prepay the Convertible  Note at an amount equal to 105% of outstanding principal following the third anniversary of the issuance of the Convertible  Note so long as a weighted average market price of the Issuer's Common Stock is greater than 150% of the Conversion  Price.  The
Issuer  also has the  option  (subject  to the  consent of the  Issuer's  senior lenders) to pay interest on the outstanding principal balance of the Convertible
Note in cash at a higher  interest rate  following the first  anniversary of the issuance of the Convertible Note if the weighted average market price is greater

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 9 of 11 Pages
----------------------                                    ----------------------

than 200% of the Conversion  Price.  The Issuer's  obligation to issue shares of
Common Stock under the  Convertible  Note  representing  an amount  greater than
19.9% of its issued and  outstanding  shares of Common  Stock was subject to any required  approval  of  shareholders  under  the  rules  of the  American  Stock
Exchange,  which  approval was sought and  obtained at the Issuer's  2007 annual meeting of  shareholders  on May 23, 2007.  The  foregoing is a  description  of certain  material terms of the Convertible Note and is qualified in its entirety by  reference  to the  actual  terms  of the  Convertible  Note.  A copy  of the
Convertible  Note is filed herewith as Exhibit 2 and is  incorporated  herein by reference.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 10 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After due inquiry and to the best of his knowledge and belief, each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007
                                    NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P.,
                                        its general partner

                                    By: Newcastle Capital Group, L.L.C.,
                                        its general partner

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C.,
                                        its general partner

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    Mark E. Schwarz

                                    /s/ Clinton J. Coleman
                                    --------------------------------------------
                                    Clinton J. Coleman

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 11 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

   Exhibit                                                            Page
   -------                                                            ----

1     Joint Filing  Agreement  dated  January 25, 2003 among    Previously filed
      NP, NCG, NCM and Mark E. Schwarz.

2     Amended  and  Restated  Convertible   Promissory  Note    Previously filed
      issued by Bell  Industries,  Inc. and Bell  Industries
      Inc.   (Minnesota),    originally   issued   by   Bell
      Industries,  Inc.  on January 31, 2007 and amended and
      restated on March 12, 2007.

3     Purchase Agreement dated January 27, 2007 between Bell    Previously filed
      Industries, Inc. and Newcastle Partners, L.P.

4     Registration  Rights  Agreement dated January 27, 2007    Previously filed
      between Bell Industries,  Inc. and Newcastle Partners,
      L.P.

5     Joint Filing  Agreement  dated  February 5, 2007 among    Previously filed
      NP, NCG, NCM, Mark E. Schwarz and Clinton J. Coleman

6     Security  Agreement  dated March 12, 2007 between Bell    Previously filed
      Industries, Inc., Bell Industries Inc. (Minnesota) and
      Newcastle Partners, L.P.

7     Intercreditor and Subordination  Agreement dated March    Previously filed
      12, 2007 between  Newcastle  Partners,  L.P. and Wells
      Fargo Foothill, Inc.